

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 22, 2015

Niccolo M. de Masi
Chief Executive Officer
Glu Mobile Inc.
500 Howard Street, Suite 300
San Francisco, California 94105

> **Re:** **Glu Mobile Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **File No. 001-33368**
> **Filed March 13, 2015**

Dear Mr. de Masi:

We have reviewed response to our letter dated November 11, 2015 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to our comment, we may have additional comments.

General

1. You disclose in your Form 10-K that 11.5% of 2014 revenue was attributable the EMEA region. EMEA can be understood to stand for Europe, the Middle East and Africa. Syria, located in the Middle East and Sudan, located in Africa, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that certain of your operating platform providers and digital storefronts are reported to have contacts with those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors or other direct or indirect arrangements, including through operating platform providers and digital storefronts. You should describe any products, components, technology or services you have provided, directly or indirectly to those

countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

Sincerely,

s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal
Office of Information
Technologies and Services